Brian Boonstra 303.892.7348 brian.boonstra.com

June 24, 2021

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Arras Minerals Corp. Draft Registration Statement on Form 20-F

Ladies and Gentlemen:

On behalf of our client, Arras Minerals Corp. (“Arras” or the “Company”), we are submitting a draft Registration Statement on Form 20-F (the “Registration Statement”) via EDGAR to the Securities and Exchange Commission for confidential non-public review. The Registration Statement submitted herewith relates to the initial registration under Section 12(g) of the Securities Exchange Act of 1934, as amended, of Arras common shares, without par value.

The Company undertakes to publicly file the Registration Statement and non-public draft submissions at least 15 days prior to the anticipated date of effectiveness for the Registration Statement.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to call the undersigned at (303) 892-7348.

Very truly yours,

/s/ Brian Boonstra

Brian Boonstra

for

Davis Graham & Stubbs LLP

cc: Christopher Richards, Arras Minerals Corp.